Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE
For further information, contact
Richard N. Grubb, Executive Vice President
and Chief Financial Officer or
Peter G. Henrici, Senior Vice President
Corporate Communications

610-644-1300

VISHAY NOTIFIES HOLDERS OF ITS LYONS OF THEIR OPTION TO
REQUIRE VISHAY TO PURCHASE THE LYONS ON JUNE 4, 2006

MALVERN, PENNSYLVANIA, - May 3, 2006 - Vishay Intertechnology, Inc. (NYSE: VSH) announced today that it is delivering to the holders of its Liquid Yield Option™ Notes due June 4, 2021 (“LYONs”) a company notice describing the option of the holders to require Vishay to repurchase the LYONs at a purchase price of $639.76 per $1,000 principal amount at maturity of the LYONs on the purchase date of June 4, 2006. There are $215,565,000 principal amount at maturity (equal to approximately $138 million of accreted value) of the LYONs outstanding. The company notice is being sent in accordance with the terms of the indenture governing the LYONs. To exercise the option, holders must deliver a purchase notice to the paying agent on or before June 2, 2006, the business day prior to the purchase date, and surrender their LYONs to the paying agent before, on or after the purchase date.

Vishay has elected to pay the purchase price in cash for any LYONs of a holder that has validly exercised the option on June 4, 2006.  Vishay had the option, subject to various conditions described in the indenture governing the LYONs, to pay the purchase price using Vishay common stock, but has chosen not to do so at June 4, 2006.

The paying agent for the option is The Bank of New York. Copies of the company notice and the purchase notice may be obtained from the paying agent, and questions concerning exercise of the option and surrender of the LYONs may be directed to the paying agent, at 101 Barclay Street, 7 - East, Corporate Trust Operations, Reorganization Unit, New York, New York 10286, telephone 212-815-5788.

Vishay Intertechnology, Inc., a Fortune 1,000 Company listed on the NYSE (VSH), is one of the world’s largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics) and selected ICs, and passive electronic components (resistors, capacitors, inductors, and transducers). Vishay’s components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 26,000 people. Vishay can be found on the Internet at www.vishay.com.

“Liquid Yield Option” and “LYON” are trademarks of Merrill Lynch & Co., Inc.